Exhibit 99.1

Nano Labs Regains Compliance with Nasdaq Listing Rule

HANGZHOU, China, October 14, 2022 (GLOBE NEWSWIRE) — Nano Labs Ltd (the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that it has received a letter from the Nasdaq Office of General Counsel, notifying the Company that it has regained compliance with Listing Rule 5210(k)(i). Accordingly, the Nasdaq Hearing Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of ASIC-based Grin mining market*. For more information, please visit the Company’s website at: ir.nano.cn .

*	According to an industry report prepared by Frost & Sullivan.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com